UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of July 2017

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Report of Relevant Information dated July 12, 2017 regarding rating outlook of Banco de Bogotá S.A., Grupo Aval Acciones y Valores S.A. and Grupo Aval Limited

Item 1

RELEVANT INFORMATION

Bogota. July 12, 2017. Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) informs that Moody’s Investors Service (“Moody´s”) improved the rating outlooks of Banco de Bogotá S.A., Grupo Aval Acciones y Valores S.A. and Grupo Aval Limited (from “negative” to “stable”) and affirmed their ratings.

Among other reasons, the improvement in Banco de Bogota's outlook and affirmation of its ratings consider that the bank has maintained a significantly improved level of capital since completing its corporate restructuring in June 2016, sustained by sound earnings generation and lower capital consumption.

Additionally, the rating action in Banco de Bogotá S.A. caused similar rating actions in Grupo Aval and Grupo Aval Limited. Moody’s acknowledged Grupo Aval's relatively stable leverage ratios, and ample liquidity, with liquid assets sufficient to cover a meaningful portion of debt maturities in the next three years.

Following please find the mentioned affirmed ratings with a stable outlook:

Banco de Bogotá S.A.

•	LT Senior Unsecured Deposit Rating , Affirmed Baa2, Stable

•	ST Deposit Rating, Affirmed P-2

•	Subordinate Regular Bond/Debenture, Affirmed Ba2

•	Adjusted Baseline Credit Assessment, Affirmed ba1

•	Baseline Credit Assessment, Affirmed ba1

•	LT Counterparty Risk Assessment , Affirmed Baa1(cr)

•	ST Counterparty Risk Assessment , Affirmed P-2(cr)

Grupo Aval Acciones y Valores S.A.

•	LT Issuer Rating, Affirmed Ba2, Stable

•	ST Issuer Rating, Affirmed NP

Grupo Aval Limited

•	Backed Senior Unsecured Regular Bond/Debenture, Affirmed Ba2, Stable

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 13, 2017

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel